Jonathan Gordon

LEAD INVESTOR Invested **$25,000** this round + **$1,606,357** previously

Stage 1 Investors is enthusiastic about Kliken's bold vision of democratizing top-tier digital marketing for small business owners worldwide. Currently, these entrepreneurs face a daunting challenge when trying to establish an effective online presence. They're caught in a bind where they either have to stretch their budgets to engage costly marketing agencies or laboriously set up individual campaigns on platforms like Google, Facebook, and Instagram. Kliken has emerged as a major solution to this predicament by offering a tried-and-true all-in-one marketing platform. With Kliken, small businesses can effortlessly advertise on the Open Web, Google, and Facebook, all at an affordable price. What further excites us about Kliken is its cutting-edge Kliken Ads platform, armed with timely advanced AI capabilities. This platform presents a genuine alternative to Google and Facebook Ads, leveraging AI and GPT technology to craft world-class marketing campaigns across the Open Web. It's a transformative development that holds immense potential for Kliken's future growth and monetization. Within the realm of small business marketing, there exists an extensive, yet largely untapped, opportunity. Kliken is poised to step into this space as a prominent player. We've been longstanding supporters and shareholders of Kliken since its early days, having participated in all previous funding rounds, contributing a total of over $1.6 million in capital. We're thrilled to take the lead in this round and extend the investment opportunity to the WeFunder community. This is an opportunity to be part of Kliken's journey as it works to revolutionizes the landscape of small business marketing.